Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

September 19, 2016

RE: Astics Inc.
Qualification effective date request
Filed on June 15, 2016
File No. 024-10564

Ladies and Gentlemen:

On behalf of Astics, Inc., a Texas corporation ("**Company**"), we hereby are requesting the 1A qualification effective date to be on September 22nd, 2016. The circular initially filed with the Securities and Exchange Commission ("**Commission**") on June 15, 2016 ("*Offering Circular*").

Regards



Mrunal Desai
Chief Executive Officer
Astics, Inc.
2167 El Capitan Ave,
Santa Clara, CA 95050